TableOne Usage Data
Engagement Metrics

App Download to Paid Member Conversion	Month	Count
	Sep 2024	36.5%
	Oct 2024	29.5%
	Nov 2024	41.2%
	Dec 2024	36.1%
	Jan 2025	30.7%
	Feb 2025	33.0%



App Download to Paid Member Conversion

Average Monthly Engagement Time	Month	Count
	Sep 2024	3m 17s (197s)
	Oct 2024	4m 10s (250s)
	Nov 2024	4m 59s (299s)
	Dec 2024	5m 35s (335s)
	Jan 2025	10m 06s (606s)
	Feb 2025	9m 52s (592s)



Average Monthly Engagement Time (in seconds)